Exhibit 99.1

A Message from Our Chief Executive Officer

ROSARIO, Argentina--(BUSINESS WIRE)--Bioceres Crop Solutions Corp. (NASDAQ: BIOX):

Dear Fellow Shareholders,

This communication accompanies the filing of our Form 6-K for the second quarter of fiscal year 2026, covering the six-month period ended 31 December 2025. I want to speak directly to our shareholders about where we stand, what we are focused on, and how we are navigating a period that has been both challenging and clarifying for Bioceres.

OUR CONTINUING BUSINESS — FOCUS AND DIRECTION

The financial results for this quarter reflect a difficult external environment — most notably, sustained pressure on Argentine farmer economics driven by commodity price weakness and the well-documented tightening of credit conditions in our core market. These headwinds have affected revenues and working capital across the sector.

Against that backdrop, the team has worked hard to protect market share in our key product families — crop protection, crop nutrition, and seed and integrated products — and we have made meaningful progress in realigning our cost structure. Our three business segments generated a consolidated gross margin of 40% year-to-date, consistent with the prior year, which we regard as a demonstration of the underlying resilience of our technology-driven product portfolio.

Our priorities for the remainder of the fiscal year are clear: drive operational performance, improve cash generation from the continuing business, and maintain the discipline in working capital management that the current environment demands. The Board has directed Management to develop a comprehensive three-year financial plan for the continuing business — excluding the Pro Farm assets — with a clear focus on profitability improvement and cash flow generation. We will report progress against this plan as it develops.

THE PRO FARM FORECLOSURE — OUR POSITION

As disclosed fully in our financial statements, a foreclosure auction of the Pro Farm collateral assets took place on 20 January 2026. The bid submitted by the noteholders was $15 million. The carrying value of the net assets subject to foreclosure was approximately $194 million, resulting in an impairment loss of $179 million recognized under IFRS 5 in the current period.

We want to be direct with our shareholders: we do not believe the foreclosure process was conducted on commercially reasonable terms, and we are actively pursuing all available legal remedies, including counterclaims. We have reserved all rights in this matter.

As of the date of this letter, the foreclosure process has not yet been formally concluded, and we continue to negotiate a transition agreement with the noteholders. The residual debt position following the $15 million consideration remains to be crystallized, and we will update shareholders as that process progresses.

Importantly, the Pro Farm assets — primarily activities in the United States and Europe — have been classified as discontinued operations in our financial statements. The continuing Bioceres business, centered on our operations in Argentina and our core technology platforms, remains in operation following the foreclosure.

FINANCIAL POSITION AND LENDER ENGAGEMENT

Our financial statements disclose that substantial doubt about the Company’s ability to continue as a going concern remains after considering management’s plans. We are not minimizing this conclusion — it reflects real uncertainty about our ability to secure additional financing, and we are addressing it with urgency.

We are engaged in active discussions with local Argentine financial institutions to refinance current obligations and restore confidence in our business. We are also evaluating asset disposal and new long-term financing options. In February 2026, Rizobacter Argentina S.A. successfully refinanced its Series VIII Class B corporate bonds, extending maturity and demonstrating continued access to the local debt capital market — a constructive step in the right direction.

We recognize that these efforts must be matched by a credible and independently validated financial plan. Management is developing plans to address the current capital structure needs for consideration and approval by the Board, to be progressed as we approach the year-end.

BOARD AND GOVERNANCE

We have strengthened the Board during the period, with two new non-executive directors joining in the second quarter of fiscal 2026. The Board is focused on ensuring robust governance and independent oversight as the Company navigates its current challenges. Further governance initiatives are under active consideration and will be communicated to shareholders in due course.

LOOKING AHEAD

The path ahead requires us to do several things simultaneously: run and improve the continuing business, resolve the Pro Farm situation through negotiation and litigation as appropriate, and develop a sustainable capital structure for the long term. These are not easy tasks, and we are not pretending otherwise.

What gives us confidence is the quality of our technology platform, the loyalty of our farmer and partner relationships, and the improving macroeconomic environment in Argentina as we enter the second half of the fiscal year. We believe the continuing Bioceres business has the foundation to generate sustainable profitability and cash flow, and our near-term focus is on demonstrating that through results.

We will provide shareholders with regular updates as material developments occur. We appreciate your continued confidence in Bioceres.

Federico Trucco

Chief Executive Officer

Bioceres Crop Solutions Corp.

March 2026

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied. Factors that could cause actual results to differ include, without limitation, the outcome of ongoing litigation and legal proceedings, the Company’s ability to secure additional financing, macroeconomic and agricultural market conditions in Argentina and other key markets, and the outcome of the Pro Farm foreclosure and transition process. The Company undertakes no obligation to update forward-looking statements except as required by law. This communication should be read in conjunction with the Company’s Form 6-K filed with the SEC for the period ended December 31, 2025, including the financial statements and notes therein.

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com